UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

03015090

CM 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HANCOCK INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
40637
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2600 CitiPlace Drive, Suite 100
(No. and Street)

Baton Rouge, (City) Louisiana (State) 70808 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Betty Rowlen 225-248-7328
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name - if individual, state last, first, middle name)

701 Poydras Street, Suite 3700 (Address) New Orleans, (City) Louisiana (State) 70139-3700 (Zip Code)

SEC MAIL RECEIVED PROCESSING SECTION FEB 2 8 2003 WASH, D.C.

PROCESSED MAR 1 8 2003 THOMSON FINANCIAL

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410(3-91)

HANCOCK INVESTMENT SERVICES, INC.
(S.E.C. I.D. No. 8-49106)

CONSOLIDATED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * *

Filed as a public document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

This report** contains (check all applicable boxes):
[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income.
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Stockholder's Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors. (Not Applicable)
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. (Not Applicable)
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Not Required) (Included in (g))
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable)
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental report. (Not Required).
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Supplemental Report on Internal Control)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH

I, Randy R. Bluth, swear that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Hancock Investment Services, Inc., as of December 31, 2002, are true and correct. I further swear that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

R Bluth
Signature

President, CEO
Title

Carla B. Daigle
(Notary Public)

Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, Louisiana 70139-3700

Tel: (504) 581-2727
Fax: (504) 561-7293
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To The Board of Directors
Hancock Investment Services, Inc.
Baton Rouge, Louisiana

We have audited the following consolidated financial statements of Hancock Investment Services, Inc. (a wholly-owned subsidiary of Hancock Bank) and subsidiaries (the "Company") for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 14, 2003

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$2,861,303
Restricted cash	50,000
Furniture and equipment (net of accumulated depreciation of $149,941)	67,783
Other assets, including accounts receivable of $239,669	322,791
TOTAL ASSETS	$3,301,877

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 158,549
Due to Hancock Holding Co.	319,313
Total liabilities	477,862
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value per share; 1,000 shares authorized and outstanding	1,000
Contributed capital	879,000
Retained earnings	1,944,015
Total stockholder's equity	2,824,015
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$3,301,877

See notes to consolidated financial statements.

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUES:	
Commission income	$ 617,428
Fee income	328,220
Income from sales of annuity contracts	3,776,278
Interest, dividends and other income	52,066
Total revenues	4,773,992
EXPENSES:	
Employee compensation and benefits	2,940,586
Occupancy and equipment	128,398
Fees	159,682
Other expenses	509,030
Total expenses	3,737,696
INCOME BEFORE INCOME TAXES	1,036,296
INCOME TAXES	389,917
NET INCOME	$ 646,379

See notes to consolidated financial statements.

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 646,379
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	36,151
Decrease in accounts payable and accrued expenses	(432,663)
Decrease in due to Hancock Holding Co.	(1,188)
Increase in other assets	(52,285)
Net cash provided by operating activities	196,394
CASH FLOWS FROM INVESTING ACTIVITIES -	
Purchase of furniture and equipment	(3,926)
NET INCREASE IN CASH AND CASH EQUIVALENTS	192,468
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,668,835
CASH AND CASH EQUIVALENTS, END OF YEAR	$2,861,303

See notes to consolidated financial statements.

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock	Contributed Capital	Retained Earnings	Total
BALANCE, JANUARY 1, 2002	$ 1,000	$ 879,000	$ 1,297,636	$ 2,177,636
Net income	-	-	646,379	646,379
BALANCE, DECEMBER 31, 2002	$ 1,000	$ 879,000	$ 1,944,015	$ 2,824,015

See notes to consolidated financial statements.

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2002

BALANCE, JANUARY 1, 2002	$ -
Change during the year	-
BALANCE, DECEMBER 31, 2002	$ -

See notes to consolidated financial statements.

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

Hancock Investment Services, Inc. (the "Company") is a wholly-owned subsidiary of Hancock Bank (the "Parent"), which is a wholly-owned subsidiary of Hancock Holding Company.

The Company is engaged in the brokerage business and records sales commissions on the settlement date which is not materially different from recording on trade date. The Company, as an introducing broker, effects all securities transactions through a clearing broker on a fully disclosed basis. The Company has deposited $50,000 with the clearing broker which is classified as restricted deposits on the statement of financial condition. The Company also earns income from the sales of annuity contracts.

Consolidation – The consolidated financial statements include the accounts of the Company and its two wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company files a consolidated federal income tax return with Hancock Holding Company and determines its tax expense or benefit on a separate return basis. The Company recognizes tax benefits to the extent they are utilized in the consolidated return. Since there are no significant temporary differences, there are no deferred tax assets or liabilities and the tax expense for 2002 represents only the current tax expense.

Furniture and Equipment - Furniture and equipment are recorded at cost. Depreciation is provided on a straight-line basis using lives of three to seven years.

Cash Equivalents - The Company considers temporary investments with an original maturity of three months or less to be cash equivalents.

2. RELATED PARTY TRANSACTIONS

The Company operates in facilities that are owned by its parent and by another subsidiary of Hancock Holding Company for which $66,600 was charged in 2002 for rent and other occupancy costs.

Approximately $342,000 of cash and cash equivalents at December 31, 2002 was held at Hancock Bank. The balance was held in a money market account by the trust department of Hancock Bank, a portion of which balance was held in a brokerage account held by the Company's clearing firm and the remainder of which was held in a cash investment account.

3. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer in securities, is subject to the Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). Under the Uniform Net Capital Rule, a broker-dealer who does not carry customers' accounts is required to maintain net capital, as defined in the Rule, of $250,000 or 6.67% of aggregate indebtedness, whichever is greater. Also, the Uniform Net Capital Rule precludes the withdrawal of equity capital if the ratio of aggregate indebtedness to net capital exceeds 10 to 1. At December 31, 2002, the Company had net capital of $2,344,488, which was $2,094,488 in excess of its required net capital of $250,000. The Company had aggregate indebtedness of $477,862 at December 31, 2002 and its ratio of aggregate indebtedness to net capital was 0.2 to 1.

* * * * * *

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

	Per Audited Financials
NET CAPITAL:	
Total stockholder's equity	$ 2,824,015
Less nonallowable assets:	
Retail receivables and other assets	263,650
Furniture and equipment, net	67,783
Excess cash at parent company	85,346
	416,779
	2,407,236
LESS HAIRCUTS	(62,748)
NET CAPITAL	$ 2,344,488
AGGREGATE INDEBTEDNESS	$ 477,862
Net capital requirement - greater of $250,000 or 6-2/3% of aggregate indebtedness	$ 250,000
Excess net capital	$ 2,094,488
Ratio: Aggregate indebtedness to net capital	0.2038 to 1

There are no material reconciling items between the amounts presented above and the amounts reported in the Company's unaudited Focus report as of December 31, 2002. Therefore, no reconciliation of the two computations is necessary.

HANCOCK INVESTMENT SERVICES, INC. AND SUBSIDIARIES

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2002

The Company has claimed exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte & Touche LLP
Suite 3700
701 Poydras Street
New Orleans, Louisiana 70139-3700

Tel: (504) 581-2727
Fax: (504) 561-7293
www.deloitte.com

Deloitte & Touche

To the Board of Directors
Hancock Investment Services, Inc.
Baton Rouge, Louisiana

In planning and performing our audit of the consolidated financial statements of Hancock Investment Services, Inc. and subsidiaries (the Company) for the year ended December 31, 2002 (on which we have issued our report thereon dated February 14, 2003), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5g under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 14, 2003
New Orleans, Louisiana